MEDICURE INC.
_________________________________________

MANAGEMENT PROXY CIRCULAR

MANAGEMENT SOLICITATION

This management proxy circular is furnished in connection with the solicitation of proxies by the management of Medicure Inc. (the "Corporation") for use at the annual general and special meeting of the shareholders of the Corporation to be held at TSX Conference Centre, 130 King Street West, Toronto, Ontario on Wednesday, October 15, 2003 at 11:00 a.m. (Toronto time) (the “Meeting”) for the purposes set out in the notice of the Meeting (the “Notice of Meeting”). This solicitation is made by the management of the Corporation.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares of the Corporation held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

Except as otherwise stated, the information contained herein is given as of August 21, 2003.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed instrument of proxy, Dr. Albert D. Friesen, President, Chairman, Chief Executive Officer (or “CEO”) and director of the Corporation, and Derek G. Reimer, CA, Chief Financial Officer and Secretary of the Corporation (the "Management Designees"), have been selected by the directors of the Corporation and have indicated their willingness to represent as proxies the shareholders who appoint them.

A shareholder has the right to designate a person (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person to be designated and striking out the names of the Management Designees, or by completing another proper instrument of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours, excluding Saturdays and holidays, before the time of the Meeting or any adjournment thereof.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In accordance with section 148(4) of the Canada Business Corporations Act, in addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such

Medicure Inc. Management Proxy Circular	Page 2

meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Corporation is located at 30th Floor, 360 Main Street, Winnipeg, Manitoba, R3C 4G1.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specification so made. If a choice is not specified, it is intended that the person designated by management of the Corporation in the accompanying proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy.

The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this management proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders due to the fact that the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this management proxy circular and the proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In such instance, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. The proxy authorization form typically consists of a one page pre-printed form. However, on occasion, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for that form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions, affix it to the form of

Medicure Inc. Management Proxy Circular	Page 3

proxy, properly complete and return the signed form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to effectively direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

A.	Description of Share Capital
i.

Common Shares

The Corporation is currently authorized to issue an unlimited number of common shares without nominal or par value of which, as at August 21, 2003, 47,599,829 common shares are issued and outstanding as fully paid and non-assessable. The common shares are listed for trading on The Toronto Stock Exchange (the “TSX”). The holders of common shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of common shares.

ii.

Class A Common Shares

The Corporation is currently authorized to issue an unlimited number of Class A common shares without nominal or par value. As at the date hereof, there are no Class A common shares issued and outstanding as fully paid and non-assessable. The holders of Class A common shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of common shares.

iii.

Preferred Shares

The Corporation is also authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the board of directors of the Corporation who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. As at the date hereof, there are no preferred shares issued and outstanding. The preferred shares of each series shall, with respect to payments of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the common shares and the shares of any other class ranking junior to the preferred shares.

B.

Principal Shareholders

The following table sets forth the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over more than 10% of any class of voting securities of the Corporation and the approximate percentage of voting rights attaching thereto.

Medicure Inc. Management Proxy Circular	Page 4

Name and	Type of	Number and	Total Number and
Municipality of	Ownership	Percentage of	Percentage of Shares With
Residence		Common Shares	Voting Rights Attached

Albert D. Friesen,	Direct (1)	6,159,415	6,159,415
Winnipeg, Manitoba		(12.9%)	(12.9%)

(1)
Dr. Albert D. Friesen holds 461,500 common shares personally. The rest of the common shares are held by ADF Family Holding Corp. a company wholly-owned by Dr. Albert D. Friesen, his wife (Mrs. Leona M. Friesen), and the Bert & Lee Family Trust (the trustees of which are Dr. and Mrs. Friesen).

The directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, 6,206,915 common shares representing approximately 13.0% of the issued and outstanding common shares at the date hereof. In addition to the common shares beneficially owned by Dr. Friesen, he exercises control over up to an additional 3,382,860 (7.1%) of the issued and outstanding common shares of the Corporation, through various voting agreements with certain shareholders of the Corporation.

RECORD DATE

Each person who is a holder of common shares of the Corporation of record at the close of business on August 21, 2003 (the “Record Date”) will be entitled to notice of, and to attend and vote at, the Meeting; except to the extent such a shareholder transfers the ownership of any of such holder’s shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten days before the Meeting, that such transferee’s name be included in the list of shareholders entitled to vote at the Meeting, such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subsections (a) or (b) above.

EXECUTIVE COMPENSATION - STATEMENT OF EXECUTIVE COMPENSATION

A.

Compensation of Executive Officers

The Corporation currently has two executive officers. Dr. Albert D. Friesen is the President, Chairman, and Chief Executive Officer, and Derek G. Reimer, CA, is the Chief Financial Officer and Secretary of the Corporation. Dr. Friesen did not receive direct cash compensation or any other form of compensation, other than a car allowance, for services rendered during the fiscal year beginning June 1, 2002 and ending May 31, 2003. On October 1, 2001, a consulting contract was entered into with A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. This agreement, which was subsequently amended on February 1, 2002, paid A.D. Friesen Enterprises Ltd. $150,000 for the fiscal year commencing June 1, 2002 to May 31, 2003.

The following table provides a summary of all compensation earned by the executive officers of the Corporation for the fiscal period ended May 31, 2003.

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Name and
Principal Position		Annual Compensation				Long Term Compensation
					Securities
					Under	Restricted	Long Term
				Other Annual	Options/	Shares or	Incentive	All Other
	Fiscal	Salary	Bonus	Compensation	SARs	Restricted	Plan Payouts	Compensation
	Year	($)	($)	($)	Granted (#)	Share Units	($)	($)

Albert D. Friesen, PhD,	2003	Nil(1)	Nil	6,000	Nil	Nil	Nil	Nil
President, Chief	2002	Nil	Nil	6,000	Nil	Nil	Nil	Nil
Executive Officer, and	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chairman

Derek G. Reimer, CA,	2003	86,250	Nil	Nil	90,000	Nil	Nil	Nil
Chief Financial Officer	2002	28,300(2)	Nil	Nil	Nil	Nil	Nil	Nil
and Secretary

(1)
Albert D. Friesen was paid an aggregate of $150,000 by A.D. Friesen Enterprises Ltd. to provide services to the Corporation - please see “Compensation of Executive Officers” above. See Section C “Interest of Insiders in Material Transactions” for more information on these and other contracts.

(2)	Derek Reimer joined the Corporation as its Chief Financial Officer on February 4, 2002.
(3)	Albert D. Friesen received a monthly car allowance of $500.

B.

Incentive Stock Options

The Corporation has established an Incentive Stock Option Plan (the "Plan") for its directors, key officers, employees and consultants. Options granted pursuant to the Plan will not exceed a term of five years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory, including stock exchange, policies. Each option entitles the holder thereof to purchase one common share of the Corporation on the terms set forth in the Plan and in such purchaser's specific stock option agreement. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's shares are listed for trading.

The number of common shares allocated to the Plan, the exercise period for the options (not to exceed five years), and the vesting provisions for the options will be determined by the board of directors of the Corporation from time to time. The aggregate number of shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, is currently a maximum of 3,700,000 of the issued and outstanding shares. In addition, the aggregate number of shares reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding shares. It is proposed that the number of shares reserved for issuance under the Plan be increased to 4,700,000, which represents approximately ten percent (10%) of the currently issued and outstanding common shares. See “Particulars of Matters to be Acted Upon: Amendment to Stock Option Plan”.

The common shares issued pursuant to the exercise of options, when fully paid for by a participant, are not included in the calculation of common shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease within a specified period of time, depending on the category of participant under the Plan, not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death.

During the period from June 1, 2002 to May 31, 2003 options to purchase 505,000 common shares, representing 1.1% of the common shares outstanding, were granted under the plan at exercise

Medicure Inc. Management Proxy Circular	Page 6

prices ranging from $0.50 to $0.90. None of the incentive stock options granted were to Named Executive Officers in the previous fiscal year.
C.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of incentive stock options during the fiscal year ended May 31, 2003 by Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on	Value Realized ($)	Unexercised Options at	Value of Unexercised
	Exercise (#)		Fiscal Year-End (#)	in-the-Money Options
			Exercisable/	at Fiscal Year-End ($)
			Unexercisable	Exercisable/
Unexercisable

Albert D. Friesen, PhD,	126,000	$25,200	Nil/30,000	Nil/Nil
President, Chief
Executive Officer, and
Chairman

Derek G. Reimer, CA,	Nil	Nil	30,000/60,000	Nil/Nil
Chief Financial Officer
and Secretary

D.	Pension Plans The Corporation does not provide retirement benefits for directors or officers.
E.

Employment and Consulting Contracts of Executive Officers

The Corporation has a consulting agreement whereby Dr. Albert D. Friesen, through his personal consulting company, A.D. Friesen Enterprises Ltd., provides management services to the Corporation. Pursuant to this agreement, Dr. Friesen serves the Corporation as President, Chairman and Chief Executive Officer in consideration for consulting fees of $150,000 annually, payable in equal monthly installments. The agreement is for a two year term ending on September 30, 2003. The agreement can be terminated by the Corporation or Dr. Friesen at any time prior to the expiry date, however, if the Corporation terminates the agreement without cause, it must pay Dr. Friesen for the remainder of the term. The agreement contains standard non-competition and non-solicitation provisions.

Derek G. Reimer serves the Corporation as Chief Financial Officer and Secretary in consideration for an annual salary of $88,000 payable in equal monthly installments.

F.

Compensation of Directors

The Corporation provides $1,500 per quarterly meeting personally attended and $750 per quarterly meeting attended via telephone, in cash compensation, to those of its directors who are not “insiders” (as that term is defined in Part XI of The Securities Act (Manitoba)) of the Corporation other than by virtue of the fact that they are directors of the Corporation. The Corporation does not provide any cash compensation for its directors who are also insiders (as that term is defined in Part XI of The Securities Act (Manitoba)) of the Corporation for their services as directors. The Corporation has also issued stock options to its directors - please see “Incentive Stock Options”.

G.	Composition of the Executive Compensation and Corporate Governance Committee The Executive Compensation and Corporate Governance Committee is comprised of the following individuals:

Medicure Inc. Management Proxy Circular	Page 7

Dr. Arnold Naimark James Umlah Dr. William A. Cochrane
H.

Report on Executive Compensation

The Executive Compensation and Corporate Governance Committee is responsible for reviewing the Corporation’s compensation policies and the compensation of the Corporation’s executive officers. The Executive Compensation and Corporate Governance Committee makes recommendations to the board of directors of the Corporation, which has final approval on such matters.

The Corporation’s compensation policies are intended to attract, retain, motivate and reward qualified, experienced and key executive officers who will contribute to the success of the Corporation. In determining the compensation packages for executive officers, the Executive Compensation and Corporate Governance Committee assesses the responsibility and experience required for the position to ensure that it reflects the contribution expected from each executive officer. The level of compensation paid to each executive is based, in part, on the executive’s overall experience, responsibility and performance. The Executive Compensation and Corporate Governance Committee also intends for the compensation packages of executive officers to be competitive with compensation packages offered by other biotechnology companies.

The Corporation has established an incentive stock option plan for its directors, key officers, employees and consultants. Options are granted to executive officers on the basis of position and performance and are designed to align the long-term interests of executive officers with the long-term interests of shareholders and long-term objectives of the Corporation. The Corporation may also provide annual incentive compensation to the executive officers through bonus arrangements. Awards are contingent upon the achievement of corporate and individual objectives determined by the board of directors.

The Executive Compensation and Corporate Governance Committee considers with particular care the compensation of the Corporation’s Chairman, Chief Executive Officer and President and recommends such compensation for approval by the board of directors based on the principles above. Dr. Albert D. Friesen is the Chairman, Chief Executive Officer and President of the Corporation.

Presented by the Executive Compensation and Corporate Governance Committee

Dr. Arnold Naimark
Dr. William A. Cochrane
James Umlah

I.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Corporation since November 22nd 1999[1], with the cumulative total return of the S&P/TSX Composite Index.

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	1999	2000	2001	2002	2003
Medicure Inc.	100	900	500	245	375
S&P/TSX Composite Index	100	121	107	100	90

(1)

The Corporation began operations in 1997 and its common shares were listed on the Alberta Stock Exchange (a predecessor of the Canadian Venture Exchange (now the TSX Venture Exchange)) on November 22, 1999 to March 14, 2002. The Corporation commenced trading on the Toronto Stock Exchange on March 15, 2002 to the present. The above results are for the period commencing November 22, 1999 to May 31, 2003.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or senior officers of the Corporation or persons who were directors, executive officers or senior officers of the Corporation at any time during the last completed fiscal year of the Corporation ended May 31, 2003, none of the proposed nominees for election as directors of the Corporation and none of the associates of such persons are or have been indebted to the Corporation at any time during such periods. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a leasing company, Waverley Business and Science Centre Inc. which entered into a lease with the Corporation as of March 1, 2002. Pursuant to this agreement, the Corporation leases approximately 2,100 square feet of office space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $23,507. The agreement is for a five year term.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a personal consulting company, A.D. Friesen Enterprises Ltd. which entered into a consulting contract with the Corporation as of October 1, 2001. Pursuant to this agreement, Dr. Friesen serves the Corporation as President and Chief Executive Officer in consideration for an annual salary of $150,000 payable in equal monthly installments. The agreement is for a two year term ending on September 30, 2003. The agreement can be terminated by the Corporation or Dr. Friesen at any time prior to the expiry date, however, if the Corporation terminates the agreement without cause, it must pay Dr. Friesen for the remainder of the term. The agreement contains standard non-competition and non-

Medicure Inc. Management Proxy Circular	Page 9

solicitation provisions.

Dr. Dhalla, the Chief Scientific Officer of the Corporation, entered into a consulting agreement with the Corporation effective January 18, 1998 wherein Dr. Dhalla agreed to provide certain consulting services to the Corporation and which contract remains in effect as at the date hereof. Dr. Dhalla is compensated $3,333 per month for his consulting services, equaling $40,000 per annum through a consulting contract with CanAm Bioresearch Inc.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.	Financial Statements The board of directors of the Corporation has approved the financial statements for the year ending May 31, 2003, and the auditors’ report thereon.
B.

Election of Directors

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. It is proposed that each of the persons whose name appears hereunder be elected as a director of the Corporation to serve until the close of the next annual meeting of shareholders or until his successor is elected or appointed. It is intended that on any ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management nominees will be voted in favour of the election of such persons as directors of the Corporation, unless a shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote the shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the best judgement of management. In order to be effective, an ordinary resolution requires the approval by a majority of the votes cast by shareholders who vote in respect of the resolution.

Name and Present		Director	Principal Occupation
Position with the	Common	Since	During the Last Five Years
Corporation	Shares Held
Dr. Friesen is currently the President and Chairman of
Dr. Albert D. Friesen,			Genesys Venture Inc., a biotech incubator, based in
President, Chief Executive	6,159,415	June 10/98	Winnipeg, that he founded in 1997. He was President
Officer, Chairman and a	(12.9%)(2)		and Director of Viventia Biotech Inc. (formerly
Director			Novopharm Biotech Inc.), a Toronto Stock Exchange
listed company, from August 1995 to July 1998.

Dr. Naimark is currently Professor of Medicine and
Dr. Arnold Naimark,(1)			Physiology at the University of Manitoba, the Director
Director	Nil	Feb 28/00	of the Centre for the Advancement of Medicine and the
founding Chair of the Canadian Health Services
Research Foundation and the Canadian Biotechnology
Advisory Committee.

Mr. Umlah is Chief Investment Officer of the Crocus
James Umlah,(1) (3) Director	Nil	Sept. 17/01	Investment Fund, a $170 million labour-sponsored
fund based in Manitoba and President of Crocus
Capital Inc. (the Fund’s sales subsidiary). With the
Fund, Mr. Umlah has been responsible for investing in
over 50 Manitoba businesses and has provided
corporate finance advice to many of them.

Dr. Cochrane is currently President of W.A. Cochrane
Dr. William A. Cochrane,(1)	32,000	Oct. 25/00	& Associates Inc., a health products investment
Director	(0.1%)		consulting company, based in Calgary. He is a
director of several Canadian healthcare companies
including Oncolytics Biotech Inc.

Medicure Inc. Management Proxy Circular	Page 10

(1)	Member of the Audit and Finance Committee and the Executive Compensation and Corporate Governance Committee.
(2)	Until the expiry of current voting agreements with various shareholders, Dr. Friesen holds voting control of up to 3,382,860 shares, representing approximately 7.1% of all outstanding shares.
(3)
Pursuant to an agreement, Crocus Investment Fund is entitled to one seat on the board of directors of the Corporation for so long as it holds 250,000 issued and outstanding shares of the Corporation. James Umlah is the nominee of the Crocus Investment Fund.

C.

Appointment of Auditors

Management proposes to nominate KPMG LLP, Chartered Accountants, of Winnipeg, Manitoba, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG LLP was first appointed auditor of the Corporation on August 15, 2000. It is intended that on any ballot that may be called relating to the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation, unless a shareholder has specified in his proxy that his shares are to be withheld from voting in the appointment of auditors. In order to be effective, an ordinary resolution requires the approval by a majority of the votes cast by shareholders who vote in respect of the resolution.

D.

Remuneration of Auditors

In the past, the directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services. Accordingly, on any ballot that may be called for relating to the authorization of the directors to fix the remuneration of the auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the resolution authorizing the directors to fix the remuneration of the auditors, unless a shareholder has specified in his proxy that his shares are to be voted against the authorization of the directors to fix the remuneration of the auditors. In order to be effective, an ordinary resolution requires the approval by a majority of the votes cast by shareholders who vote in respect of the resolution.

E.

Future Financings – The Toronto Stock Exchange

The policies of the TSX provide that the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements (the “25% Rule”) without shareholder approval. The application of the 25% Rule may restrict the Corporation’s ability to raise funds by the private placement of its securities.

The TSX has advised that it will accept advance approval by the shareholders of the Corporation in anticipation of private placements that may exceed the 25% Rule, provided that such private placements are completed within 12 months of the date that such advance shareholder approval is given. By giving the advance approval, shareholders would only be satisfying the shareholder approval requirement of the TSX. Each private placement would still remain subject to TSX approval.

Any private placement proposed by the Corporation will be subject to the following additional restrictions:

	(i)	the private placement must be substantially with parties at arms-length to the Corporation;

Medicure Inc. Management Proxy Circular	Page 11

(ii)	the private placement cannot materially affect control of the Corporation;
(iii)	the private placement must be completed within a 12-month period following the date the advance shareholder approval is given; and
(iv)
the private placement must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the date notice of the private placement is given to the TSX less the applicable discount. Maximum permissible discounts are as follows:

Maximum
Market Price	Discount Therefrom

$0.50 or less	25%

$0.51 to $2.00	20%

Above $2.00	15%

The TSX retains the discretion to decide whether a particular placement is “substantially” at arms length or will materially affect control, in which case specific shareholder approval may be required.

The private placement will only be negotiated if the board of directors of the Corporation believes that the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to continue or expand its development activities.

The Corporation currently has 47,599,829 common shares issued and oustanding and the Corporation proposes that the maximum number of common shares which either would be issued or made subject to issuance under one or more private placements, during the 12-month period commencing on October 15, 2003, would not exceed 100% of the issued and oustanding common shares of the Corporation as of August 21, 2003.

The directors of the Corporation believe that the passing of the ordinary resolution is in the best interests of the Corporation and recommend that shareholders vote in favour of the resolution. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Corporation’s administrative costs relating to such private placements. In the event that the resolution is not passed, the TSX will not approve any private placements which result in the issuance or possible issuance of a number of securities which exceeds the 25% Rule, without specific shareholder approval. Such restriction could impede the Corporation’s timely access to required funds.

In anticipation that the Corporation may need to enter into one or more private placements during any particular six-month period within the next 12 months that will exceed the 25% Rule, the Corporation requests that the shareholders pass the following resolution, which requires an affirmative vote of a majority of the votes cast at the Meeting:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the issuance by the Corporation in one or more private placements during the 12-month period commencing October 15, 2003 of such number of securities that would result in the Corporation issuing or making issuable a number of common shares aggregating greater than 11,899,957 common shares, to a maximum of 47,599,829 common shares, subject to the restrictions described in the management proxy circular of the Corporation dated August 21, 2003, is hereby approved.

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F.

Amendment to Incentive Stock Option Plan

Currently, the Incentive Stock Option Plan (the “Plan”) of the Corporation permits the issuance of options from time to time which represent the right to acquire up to an aggregate maximum of 3,700,000 shares, together with any other employee stock option plans, options for services and employee stock purchase plans. In the normal course, the TSX permits a listed company to reserve for issuance pursuant to stock options up to ten percent (10%) of its issued and outstanding shares, subject to the requirement that any stock option plan must provide a specified maximum number of shares issuable pursuant to the Plan (as opposed to a rolling percentage). Accordingly, the board of directors has determined that it is in the best interests of the Corporation to increase the number of shares issuable pursuant to the Plan to ten percent (10%) of the currently issued and outstanding common shares, and accordingly the board of directors has proposed to amend the Plan to allow for the issuance of up to 4,700,000 common shares pursuant to the due exercise of options issued thereunder, together with any other employee stock option plans, options for services and employee stock purchase plans.

Accordingly, the Corporation requests that the shareholders pass the following resolution, which requires an affirmative vote of a majority of the votes cast at the Meeting:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the incentive stock option plan of the Corporation be amended to permit the issuance of up to 4,700,000 common shares pursuant to the due exercise of options issued thereunder”.

G.

Directors’ and Officers’ Insurance

Under the Corporation’s by-laws, the Corporation indemnifies its officers and directors to the extent permitted by the Canada Business Corporations Act. The Corporation has purchased insurance permitted under subsection 124(6) of that Act for the benefit of its directors and officers in respect of certain liabilities, which may be incurred by them in such capacities.

The above mentioned insurance provides a coverage of $5,000,000 per loss and $5,000,000 in the aggregate for claims made anywhere in the world, subject to a deductible of $25,000 per corporate loss. The annual premium for the policy is $22,658 and has been paid by the Corporation.

H.

Other Business

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

I.	Statement of Corporate Governance Practices

TSX Corporate Governance Guidelines	Adherence	Corporation’s Compliance Record
1. The board of directors of the Corporation (the “Board”) should explicitly assume responsiblity for the stewardship of the Corporation and specifically for:	Yes	The Board established the Executive Corporate Governance Committee and approved the Corporate Governance policy in February 2002.
(a) adoption of a strategic planning process	Yes	The Corporation’s strategies, the implementation thereof, and any changes thereto are discussed regularly at meetings of the Board.

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(b) identifying the principal risks of the Corporation’s business and ensuring the implementation of the appropriate system to manage these risks	Yes	As part of the Corporation’s continued strategic planning, the Board, its committees, and senior management reviews and assess the Corporation’s primary business risks.
(c) succession planning for the Corporation, including identifying, appointing, training, and monitoring senior management	Yes	As the Corporation has no official succession plan, the Executive Compensation and Corporate Governance Committee assists the Board in appointing, training and monitoring members of senior management.
(d) communications policy	Yes	In its continued efforts to maintain effective communication between the Corporation, its shareholders and the public, the Board has initiated numerous procedures, including the dissemination of information on a regular and timely basis in compliance with all applicable security laws. The Corporation has also allotted specific individuals the responsibility of creating and maintaining relations with shareholders and prospective investors.
(e) overseeing the integrity of the Corporation’s internal controls and management information systems	Yes	The Corporation’s internal controls are the primary responsibility of the senior management. The Board assesses the strengths and weaknesses of these controls through the Audit and Finance Committee (which meets with the Corporation’s external auditors). To maintain growth and expansion within the Corporation, the management of information and internal controls are upgraded as required.
2. Majority of directors should be unrelated and independent from management and free from conflicting interests.	Yes	An unrelated director is defined as one who is independent from management, and is not influenced by any other interest, business or relationship that may interfere with the directors’ ability to act in the best interests of the Corporation. After consideration of the above criteria, the Board has concluded that three of its four directors are unrelated.
3. Disclose for each director whether such director is related, and how that conclusion was reached.	Yes	Dr. Albert D. Friesen - Related (President and CEO) James Umlah Unrelated Dr. Arnold Naimark Unrelated Dr. William A. Cochrane Unrelated
4. Appoint a committee responsible for the appointment and assessment of directors.	Yes	It is the responsibility of the Executive Compensation and Corporate Governance Committee (composed solely of unrelated directors) and the Chairman of the Board to recommend new directors, to ensure that there is diversity of skills, views and experience on the Board, and to appropriate the balance between unrelated and related directors.

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5. Implement a process for assessing the effectiveness of the Board, its committees, and the contribution of individual directors.	Yes	The Executive Corporate Governance Committee holds the responsibility of assessing the Board’s effectiveness as a whole and making suggestions for improvements when necessary.
6. Provide orientation and education programs for new directors.	Yes	New Board members are provided with a comprehensive orientation and education. In addition, to increase clarity and familiarity, the Corporation’s operations are regularly reviewed at Board meetings.
7. The Board should examine its size and, where appropriate, reduce the number of directors, with a view to improving effectiveness.	Yes	The Board is comprised of four members. The Corporation believes four individuals can effectively manage the responsibilities set before the Board, while creating an atmosphere of knowledge and diversity.
8. Review compensation of directors to reflect risk and responsibility.	Yes	To ensure that the directors’ compensation is adequate, the Board annually reviews the responsibilities and risks faced in being an effective director.
9. Committees of the Board should generally be composed of non- management directors, a majority of whom are unrelated directors.	Yes	The Board currently has two standing committees - the Executive Compensation and Corporate Governance Committee and the Audit and Finance Committee; each of which is solely composed of unrelated directors.
10. Appoint a committee responsible for determining the Corporation’s approach to corporate governance.	Yes	The primary responsibility of the Executive Compensation and Corporate Governance Committee is to consider Corporate Governance issues.
11. Define the mandate for the Board and CEO. The Board should approve or develop corporate objectives, which the CEO is responsible for achieving.	Yes	Mandates and objectives are outlined below.
(a) The Board of Directors	Yes	The Board, for the collective benefit of the shareholders, manages the Corporation. The Board aims not only to meet, but also to surpass its duties and responsibilities outlined in Section 474 of the TSX Company Manual. These duties include: strategic planning, monitoring and management of the Corporation’s principle business risks, succession planning, information systems and internal controls. The Board is also given all responsibilities, which are not delegated to senior management or a Board committee.

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(b) The Chief Executive Officer	Yes	The CEO’s duties and responsibilities have gradually evolved through continued interactions and consulting with the Board. The Executive Compensation and Corporate Governance Committee annually reviews and discusses the CEO’s objectives which include: management of the corporation including its physical, financial, and human resources and maximizing of shareholder value. Performance of the CEO is assessed based on the achievement of the corporate objectives and strategic plans.
(c) Corporate Objectives	Yes	The Board regulary discusses and reviews the CEO’s objectives, and approves of them accordingly. The CEO’s performance is analyzed against these objectives, by the Executive Compensation and Corporate Governance Committee, who then makes recommendations to the Board for review and approval.
12. Establish structures and procedures to ensure the Board can function independently of management.	Yes	As only one of the Board’s four members is also a member of management, it essentially functions as an independent body. To maintain its independence, at all meetings, any non- management member of the Board is allowed to request that the member of management be excused when the matter being discussed may cause a conflict of interest.
13. Establish an Audit Committee with a specifically defined mandate with all members being unrelated directors.	Yes	An Audit and Finance Committee has been established by the Board with a specifically defined mandate. The Audit and Finance Committee reviews the annual and quarterly financial statements of the Corporation and certain other public disclosure documents, and makes recomendations to the Board with respect thereto. The Audit and Finance Committee also oversees management reporting on internal controls and is comprised of unrelated directors.
14. Implement a system to enable individual directors to engage outside advisors at the expense of the Corporation.	Yes	When deemed appropriate, the Executive Compensation and Corporate Governance Committee considers and recommends to the Board the request of individual directors to contract outside advisors at the expense of the Corporation.

CERTIFICATE

The contents and the distribution of this information circular have been approved by the board of directors of the Corporation.

DATED at the City of Winnipeg, in the Province of Manitoba this 21st day of August, 2003.

(Signed) “Albert D. Friesen”
Dr. Albert D. Friesen,
CEO, Chairman and President